Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD. Separate Financial Statements (Unaudited)

March 31, 2011

(With Independent Auditor’s Review Report Thereon)

Independent Auditor’s Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
Reviewed financial statements
We have reviewed the accompanying separate statements of financial position of Shinhan Financial Group Co., Ltd. (the “Company”) as of March 31, 2011 and December 31, 2010 and the related separate statements of income, changes in equity and cash flows for the three-month periods ended March 31, 2011 and 2010 and a summary of significant accounting policies and other explanatory notes.
Management’s responsibility
Management is responsible for the preparation and fair presentation of this interim financial information. The Company’s management is also responsible for the internal controls determined necessary to prepare the separate financial statements free of material misstatements due to error or fraud.
Auditor’s review responsibility
Our responsibility is to issue a report on these separate financial statements based on our review.
We conducted our review in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate financial information statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards.

KPMG Samjong Accounting Corp.
Seoul, Korea
May 27, 2011

This report is effective as of May 27, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Statements of Financial Position
As of March 31, 2011 and December 31, 2010
(Unaudited)

(In millions of won)	Note	2011		2010
Assets
Cash and due from banks	14,31	~~W~~	150,370	609,659
Trading assets	15		1,856,071	251,414
Derivative assets	16		—	9,127
Loans	17,31		1,404,635	1,454,615
Property and equipment	18		1,537	1,651
Intangible assets	19		1,784	1,823
Investments in subsidiaries	20		25,046,002	25,046,002
Deferred tax assets			65	5,600
Other assets	21,31		559,582	280,705

Total assets		~~W~~	29,020,046	27,660,596

Liabilities
Borrowings	22	~~W~~	5,000	5,000
Debentures	23		6,669,699	6,581,104
Liability for defined benefit obligations	24		1,390	1,090
Other liabilities	25,31		1,126,590	320,442

Total liabilities			7,802,679	6,907,636

Equity	27
Capital stock			2,589,553	2,589,553
Capital surplus			8,444,178	8,444,178
Accumulated other comprehensive income			(715)	(1,702)
Retained earnings			10,184,351	9,720,931

Total equity			21,217,367	20,752,960

Total liabilities and equity		~~W~~	29,020,046	27,660,596

See accompanying notes to separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Statements of Comprehensive Income
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(In millions of won, except earnings per share data)	Note	2011		2010
Interest income	31	~~W~~	21,999	25,493
Interest expenses			(89,030)	(88,473)

Net interest income	5		(67,031)	(62,980)

Fee and commission income	31		30,302	34,021
Fee and commission expenses			(191)	(65)

Net fee and commission income	6		30,111	33,956

Dividend income	7		1,094,247	750,951
Net trading income	8		6,479	479
Net foreign currency transaction gain			10,430	7,222
Reversal of (provision for) credit losses	9,31		149	(61)
General and administrative expenses	10		(10,944)	(14,904)
Others, net	11,31		(8,565)	(6,949)

Income before income taxes			1,054,876	707,714

Income tax expenses (benefits)	12		5,220	(816)

Net income for the period			1,049,656	708,530

Other comprehensive income, net of income tax
Cash flow hedges	16		1,303	(182)
Income tax effect			(316)	1,079

			987	897

Total comprehensive income for the period		~~W~~	1,050,643	709,427

Basic earnings per share in won	13	~~W~~	2,094	1,374

Diluted earnings per share in won	13	~~W~~	2,045	1,347

See accompanying notes to separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Statements of Changes in Equity
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

				Accumulated
				other
	Capital		Capital	comprehensive	Retained
(In millions of won)	stock		Surplus	income	earnings	Total equity
Balance at January 1, 2010	~~W~~	2,589,553	8,444,178	(4,277)	9,523,572	20,553,026
Total comprehensive income for the period
Income for the period		—	—	—	708,530	708,530
Other comprehensive income, net of income tax
Cash flow hedges		—	—	897	—	897

		2,589,553	8,444,178	(3,380)	10,232102	21,262,453

Transactions with owners
Dividends		—	—	—	(420,266)	(420,266)

Balance at March 31, 2010	~~W~~	2,589,553	8,444,178	(3,380)	9,811,836	20,842,187

				Accumulated
				other
	Capital		Capital	comprehensive	Retained
(In millions of won)	stock		Surplus	income	earnings	Total equity
Balance at January 1, 2011	~~W~~	2,589,553	8,444,178	(1,702)	9,720,931	20,752,960
Total comprehensive income for the period
Income for the period		—	—	—	1,049,656	1,049,656
Other comprehensive income, net of income tax
Cash flow hedges		—	—	987	—	987

		2,589,553	8,444,178	(715)	10,770,587	21,803,603

Transactions with owners
Dividends		—	—	—	(586,236)	(586,236)

Balance at March 31, 2011	~~W~~	2,589,553	8,444,178	(715)	10,184,351	21,217,367

See accompanying notes to separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Statements of Cash Flows
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(In millions of won)	Note	2011		2010
Cash flows from operating activities	30
Net income for the period		~~W~~	1,049,656	708,530
Adjustments for:
Net interest expenses			1,303	4,959
Provision for (reversal of) credit losses			(149)	61
Depreciation and amortization			290	331
(Reversal of) share-based payment expenses			(3,250)	551
Retirement and severance benefits			336	260
Losses on valuation of derivatives			10,430	7,222
Income tax expenses (benefits)			5,220	(816)
Net trading income			(3,657)	(128)
Net foreign currency transaction gain			(10,430)	(7,222)
Others			(1,475)	—

			1,048,274	713,748

Changes in assets and liabilities:
Increase in trading assets			(1,601,000)	—
Decrease (increase) in other assets			(2,247)	5,909
Increase (decrease) in liability for defined benefit obligations			(35)	25
Decrease in other liabilities			(14,467)	(4,204)

Net cash provided by (used in) operating activities			(569,475)	715,478

Cash flows from investing activities:
Collection of loans			450,000	—
Loan origination			(400,000)	—
Purchase of property and equipment			(31)	(675)
Acquisition of intangible assets			(106)	(16)
Acquisition of investments in subsidiaries			—	(10,026)
Increase in guarantee deposits			(1,000)	(3,600)

Net cash provided by (used in) investing activities			48,863	(14,317)

See accompanying notes to separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)

(In millions of won)	Note	2011		2010
Cash flow from financing activities
Proceeds from borrowings		~~W~~	—	270,000
Issuance of debentures			650,000	200,000
Dividends paid			(36,436)	(19,356)
Repayment of borrowings			—	(220,000)
Repayment of debentures			(550,000)	(570,000)
Debentures issuance costs paid			(2,425)	(735)

Net cash provided by (used in) financing activities			61,139	(340,091)

Net increase (decrese) in cash and cash equivalents			(459,473)	361,070

Cash and cash equivalents at the beginning of period			609,865	129,815

Cash and cash equivalents at the end of period	30	~~W~~	150,392	490,885

See accompanying notes to separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
1.	Reporting entity
Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.
2.	Basis of preparation
(a)	Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations. K-IFRS is effective from the fiscal year beginning on or after January 1, 2010.

The accompanying financial statements are the separate financial statements focused upon the performance of the assets as investments in accordance with K-IFRS 1027, Consolidated and Separate Financial Statements.

The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language separate financial statements.

Certain information included in the Korean language separate financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying separate financial statements.

(b)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
●	Derivative financial instruments are measured at fair value

●	Financial instruments at fair value through profit or loss are measured at fair value

●	Liabilities for cash-settled share-based payment arrangements are measured at fair value

●	The liability for defined benefit obligations is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
2.	Basis of preparation, continued
(c)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
3.	Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

The Company prepared the separate interim financial information in accordance with accounting policies management plans to adopt for its first annual financial statements in accordance with Korean International Financial Reporting Standards. The accounting policies applied for the interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with Korean International Financial Reporting Standards for the year ended December 31, 2011.

The separate financial statements have been prepared in accordance with K-IFRS 1101, First-time adoption of K-IFRSs. K-IFRS is effective from the fiscal year beginning on or after January 1, 2010.

An explanation of how the transition to K-IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in note 32.
(a)	Investments in associates and subsidiaries

The accompanying financial statements are the Separate Financial Statements in accordance with K-IFRS 1027, Consolidated and Separate Financial Statements.

The Company accounts investments in associates and subsidiaries at cost. In applying at cost, the Company applied the carrying value of the Korean GAAP (“previous K-GAAP”) at deemed cost.

Dividend from investments in associates and subsidiaries is recognized when the right to receive the dividend is authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(b)	Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Cash and cash equivalents

Cash and cash equivalents include notes and coins on hand, demand deposits and highly liquid financial assets subject to insignificant risk of changes in their fair value.

(d)	Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. Financial assets are recognized in the separate financial statements when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.
i)	Financial assets at fair value through profit or loss

These financial assets include a financial asset held for trading or designated at fair value through profit or loss upon initial recognition. These financial assets are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the acquisition are immediately expensed in the period.

ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity. They are carried at amortized cost using the effective interest method after their initial recognition.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(d)	Non-derivative financial assets, continued
iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

iv)	Available-for-sale financial assets

Available-for-sales financial assets are the non-derivative financial assets not classified into financial assets at fair value through profit or loss or loans and receivables. They are measured at fair value after their initial recognition.

v)	Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

vi)	Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
(e)	Impairment of financial assets
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(f)	Derivative financial instruments, including hedge accounting

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(g)	Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost of certain items of property and equipment was determined by reference to a previous K-GAAP revaluation.

Cost includes expenditure that is directly attributable to the acquisition of the asset.

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(h)	Intangible assets

Intangible assets are recognized in cost upon initial recognition and subsequently stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over an estimated useful life of 5 years.

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(i)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than plan assets and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

In case recoverable amount of an asset or CGU is lower than its carrying amount, the carrying amount is reduced to the recoverable amount and the impairment loss is recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(j)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.
i)	Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii)	Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.
(k)	Employee benefits
i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(k)	Employee benefits, continued
ii)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

iii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

iv)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(l)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(m)	Capital stock

Common stock is classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preferred stock capital is classified as equity if it is non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Company’s shareholders’ meeting.

(n)	Revenue
i)	Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses. The calculation of the effective interest includes all fees and points paid or received.

However, when it is believed that interest income cannot be recognized as income under accrual base accounting because the interest is not likely to be realized as income, it is recognized as income at the time of receiving the interest in cash.

ii)	Other fee and commissions

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate. Other fees and commissions are generally recognized on an accrual basis when the service has been provided or significant act performed.

iii)	Dividend

Dividend income is recognized when the right to receive income is authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
3.	Significant accounting policies, continued
(o)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

The Company has filed with the Korean tax authorities a national income tax return under the consolidated corporate tax system, which allows national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
4.	Financial risk management
(a)	Overview

As a financial services provider, Shinhan Financial Group (the “Group”) is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Company is exposed are credit risk, market risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the holding company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.
i)	Risk management principles

The Group risk management is guided by the following core principles:
•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.
ii)	Organization

Risk management system is organized along the following hierarchy: from the top and at the holding company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set risk limits for the Group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the board of directors of the Company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(a)	Overview, continued
ii)	Organization, continued

Group Risk Management Council consists of the Company’s chief risk officer, risk management team head, and risk officers of each of the Company’s subsidiaries. The Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss the groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies. Specifically, the Group Risk Management Council deliberates on the following: (i) changes in risk management policies and strategies for each subsidiary, (ii) matters warranting discussion of risk management at the group level and cooperation among the subsidiaries, (iii) the effect of external factors on the groupwide risk, (iv) determination of the risk appetite for the Group as a whole and each of the subsidiaries, (v) risk limits of the Group as a whole and each of our subsidiaries, (vi) operation of risk measuring systems for the Group as a whole and each of the subsidiaries, (vii) matters requiring joint deliberation in relation to groupwide risk management and (viii) matters related to providing funds to the subsidiaries. The Group Risk Management Council has a sub-council consisting of working-level risk management officers, to discuss the above-related matters in advance.
(b)	Credit risk
i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.

ii)	Details of the Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Due from banks and loans
Banks	~~W~~	150,370	139,775
Corporation		1,404,635	1,924,499
Derivative assets		—	9,127
Other financial assets		552,335	273,494

	~~W~~	2,107,340	2,346,895

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(b)	Credit risk, continued
iii)	Classification of financial assets under consideration of credit risk

Details of financial assets that are neither past due nor impaired as of March 31, 2011 and December 31, 2010 were as follows:

	2011
	Banks		Corporation	Total
Normal due from banks and loans	~~W~~	150,397	1,405,000	1,555,397
Less: allowance		(27)	(365)	(392)

	~~W~~	150,370	1,404,635	1,555,005

	2010
	Banks		Corporation	Total
Normal due from banks and loans	~~W~~	139,800	1,925,070	2,064,870
Less: allowance		(25)	(571)	(596)

	~~W~~	139,775	1,924,499	2,064,274

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

Foreign exchange risk arises because of the Company’s assets and liabilities which are denominated in currencies other than the won. The Company manages foreign exchange risk on an overall position basis by covering all of its foreign exchange spot and forward positions.

The Company’s exposure to foreign currency risk was as follows:

	2011			2010
	Foreign	Foreign			Foreign
	currency	currency		Foreign	currency
(In thousands of JPY)	(JPY)	translation		currency (JPY)	translation
Foreign currency liabilities
Debentures	¥16,000	~~W~~	213,102	¥16,000	~~W~~	223,553

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued
(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days below at each month-end financial position in accordance with Financial Holding Company Act.

Contractual maturities for financial assets and financial liabilities as of March 31, 2011 and 2010 were as follows;

	2011
	Less than 1		1~3	3~6	6 months ~	1~5	More than
	month		months	months	1 year	years	5 years	Total
Non-derivatives:
Assets
Cash and due from banks	~~W~~	392	151,285	—	—	—	6	151,683
Loans		100,588	205,769	215,886	165,349	882,276	—	1,569,868
Trading assets		1,856,071	—	—	—	—	—	1,856,071
Other financial assets		78,573	451,388	—	—	23,625	—	529,961

		2,035,624	808,442	215,886	165,349	905,901	6	4,107,583

Liabilities
Borrowings		—	—	5,000	—	—	—	5,000
Debentures		5,893	378,862	594,172	1,015,802	5,456,962	—	7,451,691
Other financial liabilities		641,574	14,464	—	1,134	12,359	—	669,531

		647,467	393,326	599,172	1,016,936	5,469,321	—	8,126,222

	~~W~~	1,388,157	415,116	(383,286)	(851,587)	(4,563,420)	6	(4,018,639)

Derivatives:
Cash inflow	~~W~~	—	701	—	213,804	—	—	214,505
Cash outflow		—	(2,593)	—	(214,754)	—	—	(217,347)

	~~W~~	—	(1,892)	—	(950)	—	—	(2,842)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued

	2010
	Less than 1		1~3		6 months ~	1~5	More than
	month		months	3~6 months	1 year	years	5 years	Total
Non-derivatives:
Assets
Cash and due from banks	~~W~~	609,864	—	—	—	—	5	609,869
Loans		52,032	410,972	214,150	223,560	639,952	—	1,540,666
Trading assets		251,414	—	—	—	—	—	251,414
Other financial assets		158,723	3,036	91,476	—	21,596	—	274,831

		1,072,033	414,008	305,626	223,560	661,548	5	2,676,780

Liabilities
Borrowings		—	—	—	5,000	—	—	5,000
Debentures		149,341	445,580	399,781	1,333,883	4,865,326	—	7,193,911
Other financial liabilities		119,356	18,060	1,918	—	12,052	—	151,386

		268,697	463,640	401,699	1,338,883	4,877,378	—	7,350,297

	~~W~~	803,336	(49,632)	(96,073)	(1,115,323)	(4,215,830)	5	(4,673,517)

Derivatives:
Cash inflow		—	736	—	225,039	—	—	225,775
Cash outflow		—	(2,537)	—	(217,347)	—	—	(219,884)

	~~W~~	—	(1,801)	—	7,692	—	—	5,891

(e)	Measurement for the fair value of financial instruments

When available, the Company measures the fair value of an instrument using quoted prices in an active market for that instrument. If a market for a financial instrument is not active, the Company establishes fair value using a valuation technique.
i)	The financial instruments measured at amortized cost

The carrying amounts and fair values of the Company’s financial assets and liabilities measured at amortized cost as of March 31, 2011 and December 31, 2010 were as follows:

	2011
	Carrying amounts
			Unamortized
	Balance		balance	Allowance	Total	Fair value
Assets
Cash and due from banks	~~W~~	150,397	—	(27)	150,370	150,365
Loans (corporation)		1,405,000	—	(365)	1,404,635	1,419,809
Other financial assets		553,586	(1,067)	(184)	552,335	552,335

		2,108,983	(1,067)	(576)	2,107,340	2,122,509

Liabilities
Borrowings		5,000	—	—	5,000	5,000
Debentures
Debentures in won		6,470,000	(13,266)	—	6,456,734	6,490,345
Debentures in foreign currency		213,102	(137)	—	212,965	212,965

		6,683,102	(13,403)	—	6,669,699	6,703,310

Other financial liabilities		669,531	—	—	669,531	669,531

	~~W~~	7,357,633	(13,403)	—	7,344,230	7,377,841

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
4.	Financial risk management, continued

	2010
	Carrying amounts
			Unamortized
	Balance		balance	Allowance	Total	Fair value
Assets
Cash and due from banks	~~W~~	609,870	—	(211)	609,659	609,659
Loans (corporation)		1,455,000	—	(385)	1,454,615	1,467,798
Other financial assets		274,830	(1,207)	(129)	273,494	273,544

		2,339,700	(1,207)	(725)	2,337,768	2,351,001

Liabilities
Borrowings		5,000	—	—	5,000	5,000
Debentures
Debentures in won		6,370,000	(12,223)	—	6,357,777	6,490,345
Debentures in foreign currency		223,532	(205)	—	223,327	223,327

		6,593,532	(12,428)	—	6,581,104	6,713,672

Other financial liabilities		151,385	—	—	151,385	151,385

	~~W~~	6,749,917	(12,428)	—	6,737,489	6,870,057

ii)	Analysis financial instruments measured at fair value by level in the fair value hierarchy as of March 31, 2011 and December 31, 2010 were as follows:

	2011
	Level 1		Level 2	Level 3	Total
Trading assets	~~W~~	—	1,856,071	—	1,856,071

	2010
	Level 1		Level 2	Level 3	Total
Trading assets	~~W~~	—	251,414	—	251,414
Derivatives financial assets		—	9,127	—	9,127

	~~W~~	—	260,541	—	260,541

(f)	Capital management

The Company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
5.	Net interest income
Net interest income for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Interest income
Cash and due from banks	~~W~~	438	1,454
Loans		21,414	23,916
Others		147	123

		21,999	25,493

Interest expense
Borrowings in won		44	10,772
Debentures in won		86,380	75,099
Debentures in foreign currency		2,606	2,602

		89,030	88,473

Net interest income	~~W~~	(67,031)	(62,980)

6.	Net fee and commission income
Net fee and commission income for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Fee and commission income
Royalty		30,302	34,021
Fee and commission expense
Other		191	65

Net fee and commission income	~~W~~	30,111	33,956

7.	Dividend income
Dividend income for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Dividend income from subsidiaries	~~W~~	1,094,247	750,951
8.	Net trading income
Net trading income for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Securities
Gains on valuation	~~W~~	3,657	128
Gains on sale		2,822	351

	~~W~~	6,479	479

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
9.	Reversal of (provision for) credit losses
Reversal of (provision for) credit losses for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010

Provision for credit losses on loans	~~W~~	—	61
Reversal of credit losses on loans		149	—
10.	General and administrative expenses
Details of general and administrative expenses for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Salaries
Salaries expenses and bonuses	~~W~~	819	5,283
Retirement and severance benefits		336	260

		1,155	5,543

Other employee benefits		696	186
Rent		586	527
Entertainment		370	453
Depreciation		145	149
Amortization		145	182
Taxes and dues		215	66
Advertising		3,248	4,150
Other		4,384	3,648

	~~W~~	10,944	14,904

11.	Other operating income and expense
Other operating income and expense for the three-month periods ended March 31, 2011 and 2010 were as follows;

	2011		2010
Other operating income	~~W~~	1,929	334

Other operating expense
Valuation loss on derivatives		10,430	7,222
Contribution		64	61

		10,494	7,283

	~~W~~	(8,565)	(6,949)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
12.	Income taxes
(a)	Computed details of income tax expenses (benefits) for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Current income tax	~~W~~	—	—
Changes in deferred tax arising from temporary differences		4,988	28
Income tax expense reflected directly in equity		316	1,079
Adjustments under the consolidated corporate tax system		(84)	(1,923)

	~~W~~	5,220	(816)

(b)	Income tax expenses (benefits) are calculated by multiplying net income before tax with the tax rate for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Income before income tax expense (A)	~~W~~	1,054,876	707,714
Income tax calculated at the statutory tax rate		255,293	171,267
Adjustment:
Income exempted for tax purposes		(255,454)	(172,911)
Expenses not deductible for tax purposes		36	1,045
Adjustments under the consolidated corporate tax system		(84)	(1,923)
Other		5,429	1,706

Income tax expenses (benefits) (B)	~~W~~	5,220	(816)

Effective income tax rate (B/A)		0.49%	(0.12%)

(c)	Deferred tax assets and liabilities that were directly charged or credited to equity for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011
			Deferred tax assets
	Temporary differences		(liabilities)
Accumulated other comprehensive income:
Valuation gain on derivatives	~~W~~	1,303	(316)

	2010
			Deferred tax assets
	Temporary differences		(liabilities)
Accumulated other comprehensive income:
Valuation loss on derivatives	~~W~~	(182)	1,079

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won, except per share data)
13.	Earning per Share
(a)	Basic earnings per share

	2011		2010
Net income for the period	~~W~~	1,049,656	708,530
Less: dividends on preferred stock		(56,857)	(56,857)

Net income available for common stock		992,799	651,673
Weighted average number of common shares outstanding		474,199,587	474,199,587

Earnings per share in won	~~W~~	2,094	1,374

(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Ordinary income available for common stock	~~W~~	992,799	651,673
Add: dividends on redeemable convertible preferred stock		6,819	6,819

Diluted net earnings		999,618	658,492
Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		488,920,587	488,920,587

Diluted earnings per share in won	~~W~~	2,045	1,347

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011	2010
Weighted average number of common shares	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	14,721,000	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	488,920,587	488,920,587

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
14. Cash and due from banks
(a)	Cash and due from banks as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Due from banks in won
Deposits	~~W~~	150,000	—
Other financial institution deposits		397	609,870

		150,397	609,870
Allowance		(27)	(211)

	~~W~~	150,370	609,659

(b)	Restricted as guaranteed deposits on bank accounts as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Other financial institution deposits	~~W~~	5	5
15. Trading assets
Details of trading assets as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Beneficiary certificates	~~W~~	1,856,071	251,414
16. Derivatives and hedge accounting
(a)	Details of derivative instruments as of March 31, 2011 and December 31, 2010 were as follows:

2011
			Fair value		Valuation gain (loss)
					Operating	Other
	Notional				revenue	comprehensive
	amount		Asset	Liabilities	(expenses)	income (loss)
Currency swap	~~W~~	213,102	—	—	(10,430)	1,303

2010
			Fair value		Valuation gain (loss)
					Operating	Other
	Notional				revenue	comprehensive
	amount		Asset	Liabilities	(expenses)	income (loss)
Currency swap	~~W~~	223,533	9,127	—	21,482	2,031
Hedged items are debentures in foreign currency. The Company hedges cash flow volatility due to foreign currency and interest rate fluctuation through currency swaps.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
16. Derivatives and hedge accounting, continued
(b)	The gains and losses reclassified from other comprehensive income to profit or loss as a reclassification adjustment for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Cash flow hedges:
Effective portion of changes in fair value	~~W~~	(9,127)	(7,404)
Less: Amount transferred to profit or loss		(10,430)	(7,222)
Income tax effect		(316)	(1,079)

	~~W~~	987	897

17. Loans
(a)	Details of loans as of March 31, 2011 and December 31, 2010 consisted of the following:

	2011		2010
Loans	~~W~~	1,405,000	1,455,000
Less: allowance		(365)	(385)

	~~W~~	1,404,635	1,454,615

(b)	Changes in allowance for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

	2011				2010
	Loans		Other(*)	Total	Loans	Other(*)	Total
The beginning period	~~W~~	385	340	725	403	99	502
Provision for (reversal of) credit losses		(20)	(129)	(149)	(18)	241	223

The ending period	~~W~~	365	211	576	385	340	725

(*)	Includes allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
18. Property and equipment
(a)	Details of property and equipment as of March 31, 2011 and December 31, 2010 were as follows:

	2011
			Accumulated
	Acquisition cost		depreciation	Book value
Furniture and fixtures	~~W~~	2,040	(1,485)	555
Other tangible assets		3,730	(2,748)	982

	~~W~~	5,770	(4,233)	1,537

	2010
			Accumulated
	Acquisition cost		depreciation	Book value
Furniture and fixtures	~~W~~	2,018	(1,440)	578
Other tangible assets		3,721	(2,648)	1,073

	~~W~~	5,739	(4,088)	1,651

(b)	Changes in property and equipment for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

	2011
	Furniture and		Other tangible
	fixtures		assets	Total
Balance at the beginning of period	~~W~~	578	1,073	1,651
Acquisition		22	9	31
Disposals		—	—	—
Depreciation		(45)	(100)	(145)

Balance at the ending of period	~~W~~	555	982	1,537

	2010
	Furniture and		Other tangible
	fixtures		assets	Total
Balance at the beginning of period	~~W~~	360	928	1,288
Acquisition		396	551	947
Disposals		(3)	—	(3)
Depreciation		(175)	(406)	(581)

Balance at the ending of period	~~W~~	578	1,073	1,651

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
19. Intangible assets
Changes in intangible assets for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

	2011
	Balance at the				Balance at the
	beginning of period		Acquisition	Depreciation	end of period
Software	~~W~~	1,823	106	(145)	1,784

	2010
	Balance at the				Balance at the
	beginning of period		Acquisition	Depreciation	end of period
Software	~~W~~	2,493	60	(730)	1,823
20. Investments in subsidiaries
Investments in subsidiaries as of March 31, 2011 and December 31, 2010 were as follows;

			2011		2010
			Ownership		Ownership
		Closing	percentage		percentage
Investees	Country	date	(%)	Book value	(%)	Book value
Shinhan Bank	Korea	December 31	100.0	13,617,579	100.0	13,617,579
Shinhan Card	”	”	100.0	7,919,672	100.0	7,919,672
Shinhan Investment	”	March 31	100.0	1,841,420	100.0	1,841,420
Shinhan Life Insurance	”	”	100.0	982,775	100.0	982,775
Shinhan Capital	”	December 31	100.0	408,922	100.0	408,922
Jeju Bank	”	”	68.9	135,220	68.9	135,220
Shinhan BNP Paribas AMC	”	March 31	65.0	91,565	65.0	91,565
Shinhan PE	”	December 31	100.0	14,783	100.0	14,783
Shinhan Credit Information	”	”	100.0	15,385	100.0	15,385
SHC Management	”	”	100.0	8,655	100.0	8,655
Shinhan Data System	”	”	100.0	10,026	100.0	10,026

				25,046,002		25,046,002

21. Other assets
Other assets as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Guarantee deposits	~~W~~	13,474	12,474
Accounts receivable (Note 26)		532,185	254,534
Accrued income		7,927	7,822
Advance payments		1,923	1,888
Sundry assets		5,324	5,324

		560,833	282,042

Allowance		(184)	(129)
Present value discounts		(1,067)	(1,208)

	~~W~~	559,582	280,705

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
22. Borrowings
Borrowings as of March 31, 2011 and December 31, 2010 consisted of the following:

	2011		2010
	Interest		Interest
	rate (%)	Amount	rate (%)	Amount
Borrowings in won (CP)	3.58%	5,000	3.58%	5,000
23. Debentures
Details of debentures as of March 31, 2011 and December 31, 2010 were as follows:

	2011			2010
	Interest			Interest
	rate (%)	Amount		rate (%)	Amount
Debentures in won	3.71~8.11%	~~W~~	6,470,000	3.71~8.11%	6,370,000
Discount on debentures			(13,266)		(12,223)

			6,456,734		6,357,777

Debentures in foreign currency	3M Libor(JPY)			3M Libor(JPY)
	+ 1.1%		213,102	+ 1.1%	223,533
Discount on debentures			(137)		(206)

			212,965		223,327

			6,669,699		6,581,104

24. Employee benefits
(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Present value of defined benefit obligation	~~W~~	5,476	5,220
Fair value of plan assets		(4,086)	(4,130)

Recognized liabilities for defined benefit obligation		1,390	1,090

(b)	Movement in the present value of defined benefit obligation for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Beginning balance	~~W~~	5,220	3,600
Current service costs		298	914
Interest expense		76	238
Actuarial gains		—	521
Benefits paid by the plan		(451)	(457)
Succession		333	404

Ending balance	~~W~~	5,476	5,220

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
24. Employee benefits, continued
(c)	Movement in the present value of plan assets for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Balance at the beginning of period	~~W~~	4,130	2,300
Expected return		38	113
Actuarial losses		—	(2)
Contributions paid into the plan		—	2,008
Benefits paid by the plan		(82)	(289)

Balance at the end of period	~~W~~	4,086	4,130

(d)	Expenses recognized in profit or loss for the three-month period ended March 31, 2011 and 2010 were as follows:

	2011		2010
Current service costs	~~W~~	298	229
Interest expense		76	59
Expected return on plan assets		(38)	(28)

The actual return on plan assets	~~W~~	336	260

The Company recognizes all profit or loss arising from defined benefit plans in general and administrative expenses.

(e)	Changes in defined benefit plan assets and liabilities for the three-month period ended March 31, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Present value of defined benefit obligation	~~W~~	5,476	5,220
Fair value of plan assets		(4,086)	(4,130)

Deficit/surplus in the plan		1,390	1,090

Experience adjustments arising on plan liabilities		—	521
Experience adjustments arising on plan assets		—	(2)
(f)	Plan assets as of March 31, 2011 and December 31, 2010 were wholly comprised of the deposits.

(g)	Actuarial assumptions

Actuarial assumptions as of March 31, 2011 and December 31, 2010 were as follows;

	Details	Description
Discount rate	5.91%	AA corporate bond yields
Expected return on plan assets	3.70%	Weighted average yield for the past
Future salary increasing rate	2.14% + Upgrade rate	Average for 5 years
Retirement rate	6.44% ~ 22.99%
Mortality rate Male	0.023% ~ 0.130%	Mortality published tables by KIDI
Female	0.010% ~ 0.068%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
25. Other liabilities
Other liabilities as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Accounts payable	~~W~~	4,215	4,286
Accrued expense		112,596	144,178
Income taxes payables		448,780	165,871
Dividends payable		552,720	2,920
Advance receipts		66	111
Taxes withheld		8,213	3,076

	~~W~~	1,126,590	320,442

26. Share-based payments
(a)	Details of stock options granted as of March 31, 2011 were as follows:

	4th grant		5th grant		6th grant		7th grant
Grant date	March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	~~W~~	28,006	~~W~~	38,829	~~W~~	54,560	~~W~~	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2011		1,582,484		2,526,903		1,082,469		661,804
Exercised or canceled		(266,399)		(207,110)		(56,613)		(42,026)

Balance at March 31, 2011(*)		1,316,085		2,319,793		1,025,856		619,778

Assumptions used to determine the fair value of options:
Risk-free interest rate		3.36%		3.36%		3.44%		3.51%
Expected exercise period	6 months		1 year		1.5 years		2 years
Expected stock price volatility		24.40%		24.43%		25.29%		28.52%
Expected dividend yield		1.41%		1.41%		1.41%		1.41%
Fair value per share	~~W~~	21,961	~~W~~	12,302	~~W~~	4,772	~~W~~	8,943

(*)	The equity instruments granted are wholly vest as of March 31, 2011.
The weighted average share price for 5,281,512 stock options outstanding at March 31, 2011 is ~~W~~ 40,387.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
26. Share-based payments, continued
(b)	Details of performance shares granted as of March 31, 2011 were as follows:

	Content
Type	Cash-settled share-based payment
Service period	Since April 1, 2010 appointment and promotion
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at March 31, 2011		226,239
Fair value per share in won	~~W~~	49,850
The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting period. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

(c)	Share-based compensation costs

Details of share-based compensation costs for the three-month period ended March 31, 2011 were as follows:

	Employee of
		Shinhan
		Financial
		Group	Subsidiaries(*1)	Total
Stock options granted:
4th	~~W~~	(1,018)	(3,836)	(4,854)
5th		(1,455)	(6,258)	(7,713)
6th		(674)	(1,975)	(2,649)
7th		(1,086)	(2,921)	(4,007)
Performance share		(492)	1,029	537

	~~W~~	(4,725)	(13,961)	(18,686)

(*1)	The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of March 31, 2011, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~68,267 million.

(*2)	Includes ~~W~~1,474 million of reversal of share-based compensation costs.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
26. Share-based payments, continued
(d)	Details of accrued expenses and the intrinsic value as of March 31, 2011 were as follows:

	Employee of
	Shinhan
	Financial
	Group		Subsidiaries	Total
Stock options granted:
4th	~~W~~	4,459	24,444	28,903
5th		3,814	24,724	28,538
6th		608	4,287	4,895
7th		882	4,661	5,543
Performance share		1,127	10,151	11,278

	~~W~~	10,890	68,267	79,157

(*)	The intrinsic value of share-based payments is ~~W~~66,805 million based on the quoted market price ~~W~~49,850 per share for stock options and performance shares.
27. Equity
(a)	Details of equity as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Capital stock
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		218,555	218,555

		2,589,553	2,589,553

Capital surplus
Capital in excess of per value		8,444,105	8,444,105
Other		73	73

		8,444,178	8,444,178

Accumulated other comprehensive income
Valuation loss on derivation		(715)	(1,702)

Retained earnings
Legal reserve		1,390,625	1,152,507
Unappropriated retained earnings		8,793,726	8,568,424

		10,184,351	9,720,931

	~~W~~	21,217,367	20,752,960

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
27. Equity, continued
(b)	Capital stock
i)	As of March 31, 2011 and December 31, 2010, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%) (*)	Redeemable period
Redeemable preferred stock:
Series 10 (**)	28,990,000	7.00%	January 25, 2012 - January 25, 2027
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25%	January 25, 2012 - January 25, 2027

	43,711,000

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:

Conversion period: January 26, 2008 – January 25, 2012

Conversion ratio: One common stock per one preferred stock

Conversion price in won: ~~W~~57,806
The following redeemable preferred stocks classified as financial liabilities were redeemed as of March 31, 2011. As a result, the amount of capital stock in accordance with Commercial Law differs from the total par value of the outstanding capital stock.

	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2010	Series 5	9,316,793	~~W~~	46,584
	Series 8	66,666		333
2009	Series 4	9,316,792		46,584
2008	Series 3	9,316,792		46,584
	Series 7	2,433,334		12,167
2007	Series 2	9,316,792		46,584
2006	Series 1	9,316,792		46,584
	Series 6	3,500,000		17,500

		52,583,961	~~W~~	262,920

	Preferred stock			218,555
	Commercial Law capital			481,475

(c)	Details of accumulated other comprehensive income as of March 31, 2011 and December 31, 2010 were as follows:

	2011		2010
Balance at the beginning of period	~~W~~	(1,702)	(4,277)
Cash flow hedge accounting		1,303	2,031
Income tax effects		(316)	544

Balance at the end of period	~~W~~	(715)	(1,702)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
28. Operating income and expense
(a)	Details of operating income and expense for the three-month periods ended March 31, 2011 and 2010 by K-IFRS and previous K-GAAP were as follows:

	2011
	K-IFRS		Previous K-GAAP
Dividend income	~~W~~	1,094,247	1,094,247
Royalty		30,302	30,302
Interest income		21,999	21,999
Gains on foreign currency transaction		10,430	10,430
Gains on financial assets held for trading		6,479	6,479
Reversal of impairment losses on financial assets		149	149
Other		1,929	—

	~~W~~	1,165,535	1,163,606

	2010
	K-IFRS		Previous K-GAAP
Dividend income	~~W~~	750,951	750,951
Royalty		34,021	34,021
Interest income		25,493	25,493
Gains on foreign currency transaction		7,222	7,222
Gains on financial assets held for trading		479	479
Other(*)		334	—

	~~W~~	818,500	818,166

(b)	Reconciliations of operating income under previous K-GAAP to K-IFRS for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Previous K-GAAP	~~W~~	1,053,011	707,441
Addition : miscellaneous income		1,929	334
Less : contributions		(64)	(62)

K-IFRS	~~W~~	1,054,876	707,714

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
29. Legal reserve for loan loss
In accordance with Regulations for the Supervision of Financial Institutions, the Company reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of legal reserve for loan loss.

(a)	Movements in legal reserve for loan loss as of March 31, 2011 were as follows:

	2011
Beginning balance	~~W~~	12,181
Reversal of legal reserve for loan loss		(2,202)

Ending balance	~~W~~	9,979

(b)	Details of income for the period and earnings per share after adjusting for legal reserve for loan loss for the three-month period ended March 31, 2011 were as follows:

	2011
Income for the period	~~W~~	1,049,656
Reversal of reserve for bad debt		2,202
Income for the period after legal reserve		1,051,858
Basic earnings per share in won after legal reserve		2,098
Diluted earnings per share in won after legal reserve		2,049
30. Statements of cash flows
(a)	Details of cash and cash equivalents in the accompanying separate statements of cash flows as of March 31, 2011 and 2010 were as follows:

	2011		2010
Due from banks with a short maturity of three months or less from date of acquisition	~~W~~	150,392	490,885
(b)	The Company reports cash flows from operating activities using the indirect method. Interest paid and interest and dividends received are classified as operating cash flows. Cash flows from interest and dividends received and paid for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Interests received	~~W~~	21,320	25,604
Interests paid		87,552	81,064
Dividends received		1,079,251	750,951

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
31. Related party transactions
(a)	Details of transactions

Significant transactions with the related parties for the three-month periods ended March 31, 2011 and 2010 were as follows:

Related party	Account	2011		2010
Revenue:
Shinhan Bank	Interest income	~~W~~	585	114
”	Fee and commission income		20,896	27,789
”	Dividend income		478,033	149,733
”	Reversal of credit losses		—	21
”	Other operating income		8	10
Shinhan Card	Interest income		14,039	12,441
”	Fee and commission income		3,694	2,475
”	Dividend income		600,018	600,018
Shinhan Investment	Interest income		1,410	2,348
”	Fee and commission income		1,570	1,258
Shinhan Life Insurance	Fee and commission income		3,473	1,969
”	Other operating income		—	3
Shinhan Capital	Interest income		5,920	9,097
”	Fee and commission income		351	301
”	Dividend income		14,996	—
”	Reversal of credit losses		13	—
Jeju Bank	Fee and commission income		171	127
Shinhan Credit Information	Fee and commission income		30	24
”	Dividend income		1,200	1,200
Shinhan PE	Interest income		45	49
”	Fee and commission income		6	6
Shinhan BNP Paribas AMC	Fee and commission income		55	41
Shinhan Data System	Fee and commission income		37	19
Shinhan Aitas	Fee and commission income		19	12

		~~W~~	1,146,569	809,055

Expense:
Shinhan Bank	Impaired loss on investments	~~W~~	51	—
Shinhan Card	General and administrative expenses		184	115
”	Impaired loss on investments		19	—
Shinhan Investment	Interest expenses		440	50
”	Impaired loss on investments		3	—
Shinhan Life Insurance	Impaired loss on investments		2	—
”	General and administrative expenses		—	4
Shinhan Data System	General and administrative expenses		—	147

		~~W~~	699	316

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
31. Related party transactions, continued
(b)	Account balances

Significant balances with the related parties as of March 31, 2011 and December 31, 2010 were as follows:

Creditor	Debtor	Account	2011		2010
<Assets>
Shinhan Financial Group	Shinhan Bank	Cash and due from banks	~~W~~	150,367	787
”	”	Other assets		283,726	143,364
”	Shinhan Card	Loans		899,840	899,840
”	”	Other assets		212,853	108,663
”	Shinhan Investment	Loans		99,960	99,960
”	”	Other assets		16,577	9,684
”	Shinhan Life Insurance	Other assets		15,419	5,315
”	Shinhan Capital	Loans		399,842	449,822
”	”	Other assets		22,845	5,736
”	Jeju Bank	Other assets		312	281
”	Shinhan Credit Information	Other assets		961	1,107
”	Shinhan PE	Loans		4,993	4,993
”	”	Other assets		237	151
”	Shinhan BNP Paribas AMC	Other assets		70	93
”	SHC Management	Other assets		72	95
”	Shinhan Data System	Other assets		330	212

			~~W~~	2,108,404	1,730,103

<Liabilities>
Shinhan Card	Shinhan Financial Group	Other liabilities	~~W~~	251	270
Shinhan Life Insurance	”	Other liabilities		—	1,212
Shinhan Capital	”	Other liabilities		142	706
Shinhan PE	”	Other liabilities		66	111
Shinhan Data System	”	Other liabilities		—	102

			~~W~~	459	2,401

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
31. Related party transactions, continued
(c)	Compensation of key management personnel for the three-month periods ended March 31, 2011 and 2010 were as follows:

	2011		2010
Salaries	~~W~~	972	1,377
Retirement and severance allowance		51	53
Share-based payment		(35)	305

	~~W~~	988	1,735

32. Explanation of transition to K-IFRSs
(a)	First-time adoption of K-IFRSs

As stated in note 2(a), these are the Compny’s first separate financial statements prepared in accordance with K-IFRSs.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the three-month period ended March 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening K-IFRS statement of financial position at January 1, 2010 (the Company’s date of transition).

In preparing its opening K-IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous K-GAAP. An explanation of how the transition from previous K-GAAP to K-IFRSs has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
32. Explanation of transition to K-IFRSs, continued
(b)	Differences between K-IFRS and previous K-GAAP

The areas of accounting under the current financial statements, for which the application of K-IFRS is expected to give rise to significant differences, include the scope of consolidation, goodwill, loss provision, revenue recognition, derecognition of financial instruments and employee benefits, among others. The details of significant differences are as follows:

		K-IFRS	Previous K-GAAP
First-time adoption of K-IFRS	Business combinations	K-IFRS 1103, Business Combinations will not be applied retrospectively to business combinations occurring prior to the date of transition.	—

	Deemed cost	The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.	—

	Cumulative translation differences	The cumulative translation difference of foreign operations as of the date of transition will be regarded as nil	—

	Derecognition of financial assets and financial liabilities	The derecognition requirements in K-IFRS 1039, Financial Instruments: Recognition and Measurement were applied prospectively for transactions occurred on or before the date of transition.	—

	Financial asset designated as available for sale or financial instrument designated as a financial asset or financial liability at fair value through profit or loss	Although K-IFRS 1039, Financial Instruments: Recognition and Measurement permits a financial asset to be designated on initial recognition as available for sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss, those designations are permitted at the date of transition. The Company elected to use these exemptions.	—

	Share-based payment transactions	K-IFRS 1102, Share-based Payment was applied retrospectively to equity instruments that were granted on or before the date of transition.	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
32. Explanation of transition to K-IFRSs, continued
(b)	Differences between K-IFRS and previous K-GAAP,continued

		K-IFRS	Previous K-GAAP
First-time adoption of K-IFRS	Decommissioning liabilities included in the cost of property, plant and equipment	The amount that would have been included in the cost of the related asset when the liability first arose is estimated by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period.	—

	Leases	K-IFRS 1017, Leases will be applied retrospectively to leases occurring prior to the date of transition.	—

	Investments in subsidiaries, jointly controlled entities and associates	The deemed costs for investments in subsidiaries, jointly controlled entities and associates at cost were K-GAAP carrying amounts at the date of transition.	—

Basis of financial statement preparation		Consolidated financial statements	Individual financial statements

Consolidation scope		If the Group has dominant influence or control over the subsidiary including special purpose vehicle(s) “SPV”, the subsidiary is included in the Group’s consolidation scope regardless of the size of the subsidiary.	Based on the Act on External Audit of Corporations, a stock company, whose total value of assets is less than ~~W~~ 10 billion as of the end of the immediate preceding fiscal year, shall not be considered a subsidiary. Consolidation of an SPV is not stipulated in K-GAAP.

Goodwill		Goodwill acquired in a business combination is not amortized and is allocated to cash-generating units “CGUs” or groups of CGUs and tested for impairment annually whenever there is any indication that they may be impaired.	Goodwill acquired in a business combination is amortized on a straight-line basis over its estimated useful life not to exceed 20 years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
32. Explanation of transition to K-IFRSs, continued
(b)	Differences between K-IFRS and previous K-GAAP,continued

	K-IFRS	Previous K-GAAP
Allowance for loan losses	Allowance for loan losses that has been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.	Allowance for loan losses is estimated at a greater of the amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Financial Institutions.

Revenue recognition	All fees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.	Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Financial instrument: measurement	The appropriate fair value for an asset held or liability to be issued is usually the current bid price and, for an asset to be acquired or liability held, the asking price. Bid-ask adjustment is applied when measuring financial instrument at fair value.

The fair value is measured reflecting credit risk.	Bid price and asking price are not reflected in the fair value of financial instruments. Credit risk is not required to be considered in measuring fair value.

In accordance with Best practice for business process of derivative transactions provided by Financial Supervisory Service, counterparty’s credit risk is considered in measuring fair value of OTC derivatives.

Derecognition of financial instruments	Dependent on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset continues to be recognized, is derecognized or continues to be recognized to the extent of its continuing involvement in the financial asset.	Dependent on whether or not the Company retains control over the financial assets, the transferred asset continues to be recognized or derecognized.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
32. Explanation of transition to K-IFRSs, continued
(b)	Differences between K-IFRS and previous K-GAAP,continued

	K-IFRS	Previous K-GAAP
Change in depreciation method	The depreciation method applied to an asset shall be reviewed at least at each fiscal year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.	The depreciation method shall be applied consistently from period to period unless there are justifiable reasons. The depreciation method for the same kind of property and equipment is applied to newly acquired assets.

Employee benefits	Under the Projected Unit Credit Method, the Company recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.	The Company establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting period.

Customer loyalty program	The Company allocates some of the consideration received or receivable from the sales transaction to the award credits and defers the recognition of revenue.	The Company recognizes as provision or accounts payable.

Classification of investment property	A property that is held to earn rentals or for capital appreciation or both is classified as investment property.	A property that is held to earn rentals or for capital appreciation or both is classified as property, plant and equipment.

Valuation method of property, plant and equipment and investment property	An entity shall choose either the cost model or the revaluation model and shall apply that policy to an entire class of property, plant and equipment. The Company chooses the cost model.	An entity shall choose either the cost model or the revaluation model as its accounting policy. The Company chooses the cost model.

Presentation of liabilities and equity	The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.	Classified under Commercial Law

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
32. Explanation of transition to K-IFRSs, continued
(c)	Summary of the effects of the adoption of K-IFRS on the Company’s financial position and the results of its operation

This summary of the effects on the Company’s financial position and the results of its operation described below are based on the separate financial statements, and may change in the future as a result of additional analysis, revised standards, etc.
i)	The effects on the Company’s financial position due to the adoption of K-IFRS as of the date of transition to K-IFRS, January 1, 2010 are as follows:

	Total assets		Total liabilities	Total equity
Previous K-GAAP	~~W~~	27,120,706	6,392,345	20,728,361

Adjustment for:
Change in method of recognizing allowance		7,748	—	7,748
Actuarial valuation of defined benefit obligations		—	(141)	141
Share-based payment		14,577	17,435	(2,858)
Reclassification of preferred stock		—	180,463	(180,463)
Others		97	—	97

Total adjustment		22,422	197,757	(175,335)

K-IFRS	~~W~~	27,143,128	6,590,102	20,553,026

ii)	The effects on the Company’s results of operations for the three-month period ended of March 31, 2010 are as follows:

			Total
			comprehensive
	Net income		income
Previous K-GAAP	~~W~~	781,292	854,833

Adjustment for:
Conversion to the cost method for equity method investments		(67,002)	(139,646)
Change in method of recognizing allowance		445	445
Actuarial valuation of definite benefit obligations		(57)	(57)
Share-based payment		(1,263)	(1,263)
Reclassification of preferred stock		(3,866)	(3,866)
Others		(1,019)	(1,019)

Total adjustment		(72,762)	(145,406)

K-IFRS	~~W~~	708,530	709,427

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Separate Financial Statements
March 31, 2011
(Unaudited)
(In millions of won)
32. Explanation of transition to K-IFRSs, continued
(c)	Summary of the effects of the adoption of K-IFRS on the Company’s financial position and the results of its operation, continued
iii)	The effects on the Company’s financial position due to the adoption of K-IFRS as of December 31, 2010 and results of its operations for the year ended December 31, 2010 are as folows:

						Total
			Total			comprehensive
	Total assets		liabilities	Total equity	Net income	income
Previous K-GAAP	~~W~~	29,616,670	6,891,917	22,724,753	2,381,184	2,580,618

Adjustment for:
Conversion to the cost method for equity method investments(*)		(1,978,514)	—	(1,978,514)	(1,755,227)	(1,952,086)
Change in method of recognizing allowance		7,874	—	7,874	126	126
Actuarial valuation of defined benefit obligations		—	57	(57)	(199)	(199)
Share-based payment		12,883	15,662	(2,779)	78	78
Reclassification of preferred stock		—	—	—	(9,924)	(9,924)
Others		1,683	—	1,683	1,587	1,587

Total adjustment		(1,956,074)	15,719	(1,971,793)	(1,763,559)	(1,960,418)

K-IFRS	~~W~~	27,660,596	6,907,636	20,752,960	617,625	620,200